HOMESTORE APPOINTS UCLA BUSINESS SCHOOL DEAN BRUCE WILLISON TO BOARD
OF DIRECTORS

WESTLAKE VILLAGE, Calif. – Jan. 7, 2003 – Homestore Inc. (NASDAQ: HOMS) announced today that Bruce Willison has been appointed to its Board of Directors, increasing the number of outside directors to six and total members to seven, with Mike Long, Homestore’s chief executive officer, serving as the sole company representative.

Since 1999, Willison has served as dean of The Anderson School of Management at UCLA. This appointment followed a 26-year career in the banking industry, most recently as president and chief operating officer of H.F. Ahmanson & Co., the parent company of Home Savings of America. Prior to that, Willison held several executive positions at First Interstate Bancorp including chairman and chief executive officer of First Interstate’s Oregon operation, and chairman, president and chief executive officer of First Interstate Bank of California, as well as vice chairman of the bank’s holding company, First Interstate Bancorp. Willison began his banking career at Bank of America Corp. in 1973.

“We are very pleased to welcome Bruce as a new independent member to our Board of Directors,” said Joe Hanauer, Homestore’s Chairman. “His extensive management expertise with consumer-oriented financial institutions is right at the heart of the kinds of backgrounds we have been seeking as we add to the strength of our board. Additionally, he should prove to be a strong resource for Homestore management through his experiences at the Anderson School at UCLA. As we continue to build Homestore into a leading supplier of media and technology solutions for real estate professionals, we look forward to Bruce’s guidance in helping build value for our customers and shareholders.”

Willison commented, “In the past year Homestore has done a commendable job in establishing a deep and experienced management team that has made great strides in adeptly realigning the company to execute against a very focused strategy. I look forward to helping the board and management further realize the many opportunities that exist at this dynamic time in the company’s evolution and growth.”

Willison is a director of Health Net Inc., Nordstrom Inc. and SunAmerica Inc.’s fund complex. Willison earned his bachelor’s degree in economics from UCLA and his MBA in finance from the University of Southern California, following his service as an officer in the U.S. Navy.

ABOUT HOMESTORE
Homestore (NASDAQ: HOMS) is the real estate industry’s leading media and technology supplier. The company operates the No. 1 network of home and real estate Web sites including flagship site REALTOR.com®, the official Web site of the National Association of REALTORS®; HomeBuilder.com™, the official new homes site of the National Association of Home Builders; Homestore.com™ Apartments & Rentals; and Homestore.com™, a home information resource. Other Homestore advertising divisions are HomeStyles and Welcome Wagon®. Homestore’s professional software divisions include Computers for Tracts, The Enterprise, The Hessel Group, Homestore Imaging, Top Producer® Systems and WyldFyre™ Technologies. For more information: http://homestore.com/corporateinfo.

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